Metalla Reports Financial Results for Fiscal 2018

TSXV: MTA
OTCQX: MTAFF
Frankfurt: X9CP

VANCOUVER, Sept. 27, 2018 /CNW/ - Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) announces its financial results for the fiscal year 2018. For complete details of the consolidated financial statements and accompanying management's discussion and analysis for the year ended May 31, 2018, please see the Company's filings on SEDAR or the Company's website (www.metallaroyalty.com).

Brett Heath, President and CEO of Metalla commented, "During the 2018 fiscal year, Metalla's revenue and cash flow grew significantly with several royalties added to the portfolio. The Company received regulatory approval for its common shares to trade as a Tier 1 TSX-V Issuer and declared a monthly dividend." Mr. Heath continued, "All of these actions position the Company for our next stage of growth as we continue to scale the business by accretive acquisitions that will maximize value for shareholders and provide leverage to gold and silver prices."

All dollar amounts are in Canadian dollars unless otherwise indicated.

FISCAL 2018 FINANCIAL HIGHLIGHTS

During the year ended May 31, 2018 and subsequently, the Company:

•	shipped and provisionally invoiced 429,315(1)(2) attributable silver ounces ("oz.") at an average price of US$16.74 per oz. for US$7,186,541 or $8,911,310 (see non-IFRS Financial Measures);

•	had total production of 519,791(1)(2) attributable silver oz. for the fiscal year that included 90,476 attributable silver oz. remaining on May 31, 2018 to be sold in subsequent periods;

•

generated cash margin of US$4,154,857(1)(2) (equivalent to $5,152,023) or US$9.68 per attributable silver oz. towards the Company's operating cash flows from the Endeavor silver stream and New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback") (see non-IFRS Financial Measures);

•	recorded revenue from stream interest of $7,368,331 (2017 - $Nil) and net loss of $2,561,756 (2017 net loss of $3,238,684), resulting in working capital of $4,661,792 (2017 - $1,216,319) as at May 31, 2018;

•	completed the acquisition of an additional 1.0% on the Hoyle Pond Extension Royalties;

•	completed the acquisition of a portfolio of royalty and stream interests from Coeur Mining Inc. ("Coeur") that included the Endeavor Silver Stream, Joaquin 2.0% NSR, Zaruma 1.5% NSR, and Puchuldiza 1.5% NSR;

•	completed the acquisition of a 2.0% NSR royalty on Agnico Eagle Mine Limited's Akasaba West Project;

•	announced the acquisition, through a plan of arrangement, of Valgold Resources for the 2.0% NSR on Osisko Mining Inc.'s Garrison Project;

•	provided a mine plan update for its Endeavor Mine silver stream on production through December 2020 operated by CBH Resources Ltd. ("CBH") (please see news release dated May 29, 2018 for further information);

•	provided update on its Joaquin 2.0% NSR royalty, with expected cash flow as early as the calendar year 2019 in the fourth quarter;

•	received regulatory approval on its listing application as a Tier 1 TSX-V Issuer and, effective February 2, 2018, its common shares began to trade;

•	declared and paid a monthly dividend for January to April 2018 of $0.001 per share to the shareholders of the Company (please see news release dated December 12, 2017 for further information);

•	increased the monthly dividend rate effective June 2018 to $0.0015 per share to the shareholders of the Company (please see news release dated March 19, 2018 for further information); and

•	appointed Mr. Alexander Molyneux and Frank L. Hanagarne, Jr. as members of the Board of Directors.

QUARTERLY UPDATES ON ROYALTIES AND STREAMS

Endeavor Silver Stream

The Endeavor Mine located in New South Wales, Australia was once the region's largest zinc, lead, and silver producer. Commissioned in 1983 as the Elura Mine, the site has been operated by CBH Resources since 2003 and was then renamed as the Endeavor Mine. The orebody at the Endeavor Mine has the form of massive vertical pillars, which is similar to others found in the Cobar Basin. Extraction of approximately 30 million tonnes has occurred to date.

Metalla has the right to buy 100% of the silver production up to 20.0 million ounces (7.0 million ounces have been delivered as of August 2018) from the Endeavor Mine for an operating cost contribution of US$1.00 per ounce of payable silver, indexed annually for inflation, and a further increment of 50% of the amount by which silver price exceeds US$7.00 per ounce.

On May 29, 2018, the Company announced by news release it had received an updated mine plan from CBH (the " Endeavor Mine Plan"), which includes 1.6 million Ag ounces forecasted to be produced through December 2020(3). CBH also had exploration success at depth with a potential new zone called the "Deep Zinc Lode," which has the potential to extend the mine life even further (see news release for additional information on the Endeavor Mine Plan). CBH has adopted a rolling mine plan with increased drilling and new frequent updates every two to three years.

Joaquin Project NSR

A 2.0% NSR royalty payable by Pan American Silver Corporation ("Pan American") on minerals mined from the concessions which form part of Joaquin Project located in central Santa Cruz Province, Argentina, 145 kilometres from Manantial Espejo silver-gold mine owned by Pan American.

Pan American has announced that it finalized a preliminary feasibility study on the La Morocha deposit, which is part of Joaquin Project. The study recommends the development of the La Morocha deposit as an underground mine, with processing to occur at Pan American's Manantial Espejo mill. Pan American's Board of Directors has approved a capital investment of approximately US$37.8 million to construct the La Morocha underground mine and obtained authorizations to initiate construction on the mining project. Pan American filed a technical report(4) pursuant to National Instrument 43-101 - Standards of Disclosure for Mining Projects and filed on SEDAR ( www.sedar.com). The technical report outlines initial 474,000 tonnes of probable reserves at 721 parts per million ("ppm") Ag and 0.41 ppm Au, representing contained metal of 11 million oz. Ag and 6,300 oz. Au to be targeted during the first three years of the mine plan (please see Pan American's news release dated January 31, 2018 for further information). Pan American has given guidance that production should start in Q4 of the calendar year 2019.

Garrison Project NSR

A 2.0% NSR royalty payable by Osisko Mining Inc. ("Osisko") on certain claims of the Garrison Project (the "Garrison Royalty"), which covers the Garrcon and Jonpol properties, and the eastern portion of the 903 Zone. The Garrison Project is located approximately 100 kilometers east of Timmins, Ontario, and 40 kilometers north of Kirkland Lake. It resides along the famous Golden Highway in the Timmins and Kirkland Lake region which has historically produced over 100 million ounces of gold. The Garrison Project is 100% owned by Osisko and consists of a portfolio of properties spanning a 50 kilometers distance along the Destor-Porcupine Fault Zone, encompassing 16 noncontiguous properties, including the Garrcon and Jonpol properties, 903 Zone, and Buffonta, and Golden Pike advanced exploration properties.

As at the end of January 2018, Osisko has completed 85,000 meters of new drilling since the 2014 resource update to complement the 108,000 meters drilled at Garrison by previous operators. Osisko has announced that it expects to release an updated resource estimate in the calendar year 2018(5).

Akasaba West Royalty

A 2.0% NSR royalty payable by Agnico Eagle Mines Limited ("Agnico") on its Akasaba West Mine. The mine located less than 30 kilometers from Goldex, the deposit is expected to create flexibility and synergies for the Company's operations in the Abitibi region by using extra milling capacity at both Goldex and LaRonde, while reducing costs. Akasaba West currently hosts probable gold reserves of approximately 145,000 ounces (5.2 million tonnes at 0.87 g/t gold and 0.49% copper) and an indicated gold resource of approximately 49,000 ounces (2.2 million tonnes at 0.70 g/t gold and 0.41% copper) as of December 31, 2017(6). The Akasaba NSR will be payable after the first 210,000 ounces of gold have been produced, and Agnico has a buy-back right of 1.0% for US$7.5 million.

On June 28, 2018, Canada's Minister of Environment and Climate Change, the Hon. Catherine McKenna announced the cabinet's decision to approve the Akasaba West Copper-Gold Mining Project, following a federal environmental assessment. The project, as proposed by Agnico, will include the construction, operation, and decommissioning of an open-pit copper and gold mine located 15 kilometers east of Val-d'Or, Quebec. This project, when it is operational, is projected to create approximately 100 direct jobs, according to its proponent.

Zaruma Gold Mine NSR

A 1.5% NSR royalty payable by Core Gold Inc. ("Core Gold," formerly Dynasty Metals & Mining) on minerals mined from the Zaruma gold mine located in the Zaruma-Portovelo Mining District of southern Ecuador, 3 kilometers north of the town of Zaruma. Between the years 2012 and 2014, the Zaruma mine produced 72,430 oz. of gold and 152,292 oz. of silver. The Zaruma gold mine is estimated to contain a measured and indicated resource of 2.62 million tonnes with an average gold grade of 12.97 grams per tonne ("g/t") and an inferred resource of 3.7 million tonnes with an average grade of 12.2 g/t (totaling approximately 1.094 million oz. of gold) in a technical report(7) pursuant to National Instrument 43-101 - Standards of Disclosure for Mining Projects and filed on September 17, 2014.

Core Gold's local subsidiary Elipe S.A has been deemed in corporate good standing by Ecuador's government once again. Elipe S.A is the subsidiary of Core Gold that owns the Zaruma gold mine. This reactivation of Elipe S.A allows Core Gold to regain total control of all operations including financial and administrative operations, and to appoint the General Manager of Elipe S.A. Metalla believes that this is a major step for Core Gold to be able to raise the capital needed to restart operations at Zaruma. Metalla has received royalty payments from Core Gold on production that occurred between 2012 and 2014 from the judgment it acquired as part of the Coeur transaction.

NLGM Silver Stream

A 15% ownership interest in Silverback which owns a 100% silver stream on the New Luika Gold Mine ("NLGM") operated and owned by Shanta Gold Limited ("Shanta"). The low-cost New Luika Gold Mine, which is located in the Songwe District of South Western Tanzania approximately 700 kilometers south-west of Dar es Salaam, achieved its first commercial production in 2012. The ore bodies at New Luika comprise high grade (>6 g/t gold), medium grade (3 to 6 g/t gold), and low grade (1 to 3 g/t gold) ore which overall averages 3.9 g/t gold.

Shanta has commenced underground development at the Ilunga underground mine. Ilunga will shortly be the third active source of high-grade ore at NLGM and has a JORC mineral reserve grading 5.56 g/t, which is higher than the Luika deposit. The current mine design of Ilunga has the potential to contribute up to 25,000 tonnes per month of high grade ore with an estimated average contribution of 20,000 oz. per planned level of development. This will enhance the economics at NLGM but not increase overall production.

Hoyle Pond Extension NSR

A 2.0% NSR royalty payable by Goldcorp Inc. ("Goldcorp") on the Hoyle Pond Extension Royalties which are located on claims that are beneath the Kidd metallurgical complex and immediately adjacent to the east and northeast of the Hoyle Pond mine complex. There is a 500,000 oz. Au exemption on the leased mining rights. Currently, there are no publicly disclosed reserves/resources on the extension property. In Goldcorp's 2017 Mineral Reserves and Mineral Resources estimates update(8) (please see Goldcorp's news release dated October 25, 2017), Goldcorp stated that reserve replacement for the Porcupine camp will be focused on the down plunge extension at Hoyle Pond. Metalla is expecting a significant amount of drilling to take place in the calendar year 2018 on the extension property with the potential to be able to quantify reserves/resources in the calendar year 2019.

Qualified Person

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in "National Instrument 43-101 - Standards of disclosure for mineral projects".

About Metalla

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

(1)

Non-IFRS Financial Measures - The items marked with a "(1)" are alternative performance measures and do not have any standardized meaning prescribed by international financial reporting standards ("IFRS"). Readers should refer to non-IFRS financial measures in the Company's Management's Discussion and Analysis for the year ended May 31, 2018, as filed on SEDAR and as available on the Company's website for further details. Metalla has included certain of these performance measures in this press release that do not have any standardized meaning prescribed by IFRS including average cash cost per ounce of attributable silver, average realized price per ounce of attributable silver, and cash margin. Average cost per ounce of attributable silver is calculated by dividing the cash cost of sales, plus applicable selling charges, by the attributable ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash margin is calculated by subtracting the average cash cost per ounce of attributable silver from the average realized price per ounce of attributable silver. The Company presents cash margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

(2)

Includes attributable silver oz. from the Endeavor silver stream that was shipped and provisionally invoiced during June and July 2017, where the Company is entitled to the associated trade receivable amounts (see non-IFRS Financial Measures).

(3)

The disclosure herein and relating to the Endeavor mine is based on information prepared and disclosed by CBH and their parent company TOHO Zinc and can be found at http://www.toho-zinc.co.jp/. The information and data is available in the public domain as at the date hereof, and none of this information has been independently verified by the Company or is supported by a technical report prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. While the Company has requested additional information from CBH, it has not received access to the necessary data from CBH and is not able to obtain the necessary information from the public domain to prepare a technical report and CBH has not indicated the mineral resource and/or mineral reserve category, if any, on which the information in table on "Projected Silver Production" is based. Mineral resources are not mineral reserves and by definition do not demonstrate economic viability. The project silver production contained herein may be based on mineral resource estimates that include inferred mineral resources, which are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that inferred mineral resources, if used by CBH in preparing the mine plan, will be converted to the measured and indicated resource categories, or into mineral reserves, once economic considerations are applied. Readers are cautioned that inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. As a result, the Company cautions readers that there is no certainty that the projected silver production will be realized. Specifically, as a stream holder, the Company has limited, if any, access to the Endeavor mine

(4)	https://www.panamericansilver.com/wp-content/uploads/2018/01/Joaquin-2018-technical-report.pdf
(5)	See https://www.osiskomining.com/news/osisko-mining-provides-ontario-exploration-update/
(6)

See Agnico's website at: https://www.agnicoeagle.com/English/operations-and-development-projects/operations/goldex/default.aspx and the technical report titled "NI 43- 101 Technical Report on the Akasaba Project" as filed on Agnico's SEDAR profile.

(7)	https://www.coregoldinc.com/assets/docs/reports/2014-09-18-Zaruma-Independent-Preliminary-Assessment.pdf
(8)	https://www.goldcorp.com/English/investors/news-releases/default.aspx#2017#Goldcorp-reports-2017-reserve-and-resource-estimates-and-provides-exploration-update

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The securities being offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the ''U.S. Securities Act''), or any state securities laws, and may not be offered or sold in the United States, or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S of the U.S. Securities Act) unless pursuant to an exemption therefrom. This press release is for information purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements with respect to future events or future performance of Metalla, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla including royalty payments from Core Gold relating to its Zaruma mine, continued ramp-up at the Endeavor Mine, initiation and completion of construction at La Morocha deposit as well as commencement of production in late 2019, management's expectations regarding Metalla's growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects, and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; absence of control over mining operations; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; and other risks and uncertainties disclosed under the heading "Risk Factors" in the Management's Discussion and Analysis of the Company for the year ended May 31, 2018 dated September 26, 2018 filed with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.

SOURCE Metalla Royalty and Streaming Ltd.

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For further information: Metalla Royalty & Streaming Ltd., Brett Heath, President & CEO, Phone: 604-696-0741, Email: info@metallaroyalty.com, Website: www.metallaroyalty.com

CO: Metalla Royalty and Streaming Ltd.

CNW 19:44e 27-SEP-18